Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of NOVEMBER, 2012	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Third Quarter and First Nine Months 2012 Financial Results

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--November 16, 2012--The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or “the Company”), a leading company in the furnishings industry, today approved its consolidated financial results for the third quarter and first nine months ended September 30, 2012.

THIRD QUARTER 2012 HIGHLIGHTS

  Total Net Sales at €111.7 million, from €114.4 million reported for third quarter 2011;
  Industrial Margin at 35.3% on total net sales, improving from 29.6% reported in last year’s comparable period;
  Negative EBIT of €2.3 million, from a negative EBIT of €9.0 million reported for the third quarter of 2011.

FIRST NINE MONTHS 2012 HIGHLIGHTS

  Total Net Sales at €342.3 million, 4.1% down from €356.8 million reported for the first nine months of last year;
  Industrial Margin at 33.6% on total net sales, from 32.8% reported one year ago;
  Negative EBIT of €10.3 million, as compared to a negative EBIT of €17.0 million reported for the first nine months of last year;
  Positive Net Financial Position at €40.1 million as of September 30, 2012, as compared to €55.3 million as of December 31, 2011.

THIRD QUARTER 2012 FINANCIAL RESULTS

During the quarter ended September 30, 2012, total net sales (including raw materials and semi-finished products sold to third parties) amounted to €111.7 million, down 2.4% from €114.4 million reported in third quarter 2011.

Total upholstery net sales during the third quarter of 2012 were €97.5 million, decreasing 2.2% from €99.7 million in prior year comparable period. Net sales of Natuzzi Italia branded products were at €29.5 million, down by 13.7% compared to last year’s third quarter, whereas sales of “Other Brands” increased by 3.8% at €68.0 million.

The breakdown by geographic allocation of total upholstery net sales was the following:

	3 quarter 2012	3 quarter 2011
Americas	44.7%	41.6%
Europe (ex Italy)	32.9%	34.4%
Italy	6.2%	8.2%
Rest of the World	16.2%	15.8%

The above table shows that the trend in sales within different regions, experienced in the first half of the year, has continued also during the third quarter of 2012. The weight of sales from Europe (included Italy) has further reduced as consequence of the extreme weakness of economic activity in that region and because of austerity-driven policy still in place in some EU Countries, affecting the families’ purchasing power. The Americas region is confirmed as being the main area in terms of Group’s sales.

The Industrial Margin during the quarter ended September 30, 2012 was equal to 35.3% on total net sales, up from 29.6% reported last year. Such improvement was the result of different factors such as the increase in the average price per seat and a more efficient production process.

During the third quarter 2012, the incidence of selling expenses (transportation, commissions to agents and advertising) on total net sales was 17.1% from 16.3% reported in 2011 third quarter. More specifically, the incidence of transportation costs on net sales was 10.9% in third quarter 2012 from 10.1% reported for 2011 third quarter, due to relatively more shipments towards the Americas and more sales of medium/low-end products (Private Label); the incidence of commissions to agents passed from 1.8% to 2.4% in third quarter 2012 as consequence of a higher weight in sales from the Americas. The percentage of advertising costs on total net sales decreased, passing from 4.4% in 2011 third quarter to 3.9% in the third quarter of 2012.

Other Selling, General & Administrative expenses decreased over 2011 third quarter both as percentage on net sales (from 21.2% in third quarter 2011 to 20.2% in third quarter 2012) and in Euro terms (from €24.2 million reported one year ago to €22.6 million in third quarter 2012) thanks in particular to the reorganization actions implemented at the Group level.

For the reasons highlighted above, during the third quarter of 2012 the Group reported a positive EBITDA equal to €1.8 million, versus a negative EBITDA of 4.1 million for the third quarter of 2011, and an operating loss of €2.3 million, from a negative EBIT of €9.0 million reported one year ago.

For the three months ended September 30, 2012 the Group reported a net loss of €5.2 million.

FIRST NINE MONTHS 2012 FINANCIAL RESULTS

Total net sales (including raw materials and semi-finished products sold to third parties) for the first nine months of 2012 were €342.3 million, down 4.1% over the first nine months of 2011.

Total upholstery net sales amounted to €298.9 million, down 3.8% from €310.7 million reported for the first three quarters of 2011. Net sales from Natuzzi Italia branded products totaled €102.9 million, down by 23.1% over last year comparable period, with Europe (included Italy) reporting a 27.8% decrease over last year. On the other hand, the medium/low-end products, under the “Other Brands” item, reported an average 10.8% increase over the prior year comparable period, thanks in particular to the good performance from the Americas region (+21.7%) and the “Rest of the World” region (+8.6%), and although disappointing sales from Europe (-4.7%).

According to a geographical breakdown of total net sales, during the first nine months of 2012 we highlight the positive result from the “Americas” region (+18.9% over 2011 same comparable period), due also to the effectiveness of the commercial actions in that region; in particular, it is worth being noted the performance from the USA (+16.3%), Canada (+23.4%) and Brazil (+98.0% at €4.6 million). Sales from Europe are still disappointing (-18.7% Italy included), being affected by the global economic slowdown and by the debt-related crisis in some Countries, even if sales from the UK are on the upside (+3.6% over last year same period). Sales from the “Rest of the World” region were at €44.2 million, down by 3.9% over the first nine months of 2011.

The Industrial Margin as percentage of total net sales was 33.6% during the first nine months of 2012, up from 32.8% reported for the same comparable period of 2011.

Selling expenses as percentage of total net sales were substantially unchanged, passing from 15.6% reported one year ago to 15.8% for the nine-month period ended September 30, 2012. In particular, transportation costs (at €34.0 million), passed form 9.4% in the first nine months of 2011 to 9.9% for the first three quarters of 2012; commissions paid to third party agents (at €7.5 million) increased from 1.8% reported last year to 2.2% for the first nine months of 2012. Advertising costs (at €12.4 million), decreased as percentage on total net sales, from 4.4% reported one year ago to 3.6% in the first nine months of 2012.

Other Selling, General & Administrative expenses decreased both in Euro terms (at €71.4 million for the first nine months of 2012, decreasing by €7.2 million from €78.6 million reported one year ago), and as percentage on total net sales (at 20.8% down from 22.0% reported one year ago).

For the first nine months of 2012, the Group reported a positive EBITDA equal to €2.6 million (versus a negative EBITDA of €2.1 million in prior year comparable period) and a negative EBIT equal to 10.3 million from a negative EBIT of €17.0 million reported one year ago.

For the first nine months of 2012 the Group reported Net Losses of €14.0 million.

BALANCE SHEET

The Group’s Net Financial Position as of September 30, 2012 was positive and equal to €40.1 million.

-----------------------------------------------------------

Pasquale Natuzzi, Chairman and CEO of the Natuzzi Group commented: “Also during the third quarter the world economy continued to grow at a modest pace, being affected not only by the slowdown in advanced economies but also in the emerging ones.

The Group performance during the quarter, consequently, turned out to be affected both by the persisting poor trend in sales from Europe, suffering from the effects of fiscal consolidation policies still in force in some Countries, and by the expanding of the global slow-down to other markets that are important for us.

We are not fully pleased with the quarterly operating result. However, the improving trend in EBIT as compared with one year ago gives us reasons for looking to the future with confidence. In fact, the efficiency recovery measures we’ve been implementing, together with a rigorous overhead cost-controlling plan, continue to give encouraging results and represent a clear indication we are on the right path towards the Group’s profitability.

The difficult global scenario of the last few years has inexorably changed the way of making business, especially for global players as we are. We see, in fact, that consumers’ preferences are changing, favouring mainly medium-low end products, and that the geographical distribution of the demand has been witnessing an increase in the weight of emerging markets. Our manufacturing and distributive organization, placed in different continents in a well-balanced way, is able to meet the consumers’ needs, wherever they are, both in terms of products, and price-points.

We are well aware of the issues characterizing these hard times in particular. Still, we are cautiously confident that the commercial actions undertaken to consolidate the positive sales trend in the Americas and recover market shares in Europe, the efficiency recovery measures at Group level, and the strengthening plan of the distributive network especially in emerging markets such Brazil, Russia, India and China, will allow us to better tackle the current challenges arising from the markets.

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The Company will host a conference call on Monday November 19, 2012 at 10:00 a.m. U.S. Eastern time (4.00 p.m. Italian time or 3.00 p.m. UK time) to discuss third quarter 2012 financial results.

The dial-in phone numbers for the live conference call will be 1-888-438-5491 (toll-free) for persons calling from the U.S. or Canada, and 1-719-325-2435 for those calling from other countries.

A live web cast of the conference call will be available on line at http://www.natuzzi.com/ under the Investor Relations section.

A replay of the call will be available shortly after the end of the conference call starting from November 19, 2012 (at 1:00 pm US Eastern time) to December 19, 2012. To access the replay of the conference call, interested persons need to dial 1-877-870-5176 (toll-free) for calls from U.S. and Canada, and 1-858-384-5517 for calls from other countries. The access code for the replay is: 2491731.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 486.4 million in 2011, Natuzzi is Italy's largest furniture manufacturer. The Natuzzi Group exports its innovative high-quality sofas and armchairs to 130 markets on five continents under separate brand names, Natuzzi, Italsofa, Natuzzi Editions (only for the North American market) /Leather Editions and Softaly. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company's market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the third quarter 2012 and 2011 on the basis of Italian GAAP
(expressed in millions Euro except per-share data)

	Three months ended on		Change	Percentage of Sales
	Sept. 30, 2012	Sept. 30, 2011%		Sept. 30, 2012	Sept. 30, 2011

Upholstery net sales	97.5	99.7	-2.2%	87.3%	87.2%
Other sales	14.2	14.7	-3.5%	12.7%	12.8%
Total Net Sales	111.7	114.4	-2.4%	100.0%	100.0%

Consumption (*)	(48.5)	(53.9)	-10.0%	-43.4%	-47.1%
Labor	(16.9)	(18.9)	-10.6%	-15.1%	-16.5%
Industrial Costs	(6.9)	(7.7)	-10.9%	-6.2%	-6.7%
of which: Depreciation, Amortization	(2.2)	(2.4)	-8.0%	-2.0%	-2.1%
Cost of Sales	(72.3)	(80.5)	-10.2%	-64.7%	-70.4%

Industrial Margin	39.4	33.9	16.3%	35.3%	29.6%

Selling Expenses	(19.1)	(18.7)	2.6%	-17.1%	-16.3%
Transportation	(12.2)	(11.6)	5.2%	-10.9%	-10.1%
Commissions	(2.6)	(2.1)	25.8%	-2.4%	-1.8%
Advertising	(4.3)	(5.0)	-13.3%	-3.9%	-4.4%

Other Selling and G&A	(22.6)	(24.2)	-6.6%	-20.2%	-21.2%
of which: Depreciation, Amortization	(1.9)	(2.4)	-20.7%	-1.7%	-2.1%

EBITDA	1.8	(4.1)		1.6%	-3.6%

EBIT	(2.3)	(9.0)		-2.1%	-7.9%

Interest Income/(Costs), Net	0.1	0.0
Foreign Exchange, Net	(2.0)	(0.9)
Other Income/(Cost), Net	(0.3)	(0.7)

Earning before Income Taxes	(4.5)	(10.6)		-4.1%	-9.3%

Current taxes	(0.7)	0.3		-0.6%	0.2%

Net Result	(5.2)	(10.3)		-4.7%	-9.0%

Minority interest	0.0	0.0

Net Group Result	(5.2)	(10.3)		-4.7%	-9.0%

Net Group Result per Share	(0.09)	(0.19)

Key Figures in U.S. dollars	Three months ended on		Change	Percentage of Sales
(millions)	Sept. 30, 2012	Sept. 30, 2011%		Sept. 30, 2012	Sept. 30, 2011

Total Net Sales	139.7	143.1	-2.4%	100.0%	100.0%
Industrial Margin	49.3	42.4	16.3%	35.3%	29.6%
EBIT	(2.9)	(11.2)		-2.1%	-7.9%
Net Group Result	(6.5)	(12.8)		-4.7%	-9.0%
Net Group Result per Share	(0.12)	(0.2)

Average exchange rate (U.S.$ per 1€)	1.2510

(*) Purchases plus beginning stock minus final stock and leather processing

	UPHOLSTERY NET SALES BREAKDOWN

	GEOGRAPHIC BREAKDOWN
	NET SALES (million euro)					SEATS SOLD

	Three months ended on					Three months ended on
	Sept. 30, 2012		Sept. 30, 2011		Change	Sept. 30, 2012		Sept. 30, 2011		Change

Americas	43.6	44.7%	41.5	41.6%	5.1%	210,914	52.2%	223,058	50.4%	-5.4%
Natuzzi Italia	3.5	3.6%	4.0	4.0%	-11.9%	7,416	1.9%	10,958	2.5%	-32.3%
Other brands (*)	40.1	41.1%	37.5	37.6%	6.9%	203,498	50.3%	212,100	47.9%	-4.1%

Europe (ex Italy)	32.1	32.9%	34.3	34.4%	-6.3%	120,097	29.7%	132,974	30.0%	-9.7%
Natuzzi Italia	12.3	12.6%	14.2	14.3%	-13.2%	24,526	6.1%	28,801	6.5%	-14.8%
Other brands (*)	19.8	20.3%	20.1	20.1%	-1.5%	95,571	23.6%	104,173	23.5%	-8.3%

Italy (Natuzzi Italia)	6.0	6.2%	8.1	8.2%	-25.8%	19,234	4.8%	27,376	6.2%	-29.7%

Rest of the World	15.8	16.2%	15.8	15.8%	-0.2%	54,072	13.4%	59,135	13.4%	-8.6%
Natuzzi Italia	7.7	7.9%	7.9	7.9%	-2.9%	16,027	4.0%	18,139	4.1%	-11.6%
Other brands (*)	8.1	8.3%	7.9	7.9%	2.5%	38,045	9.4%	40,996	9.3%	-7.2%

Total	97.5	100.0%	99.7	100.0%	-2.2%	404,317	100.0%	442,543	100.0%	-8.6%

	BREAKDOWN BY BRAND
	NET SALES (million euro)					SEATS SOLD

	Three months ended on					Three months ended on

	Sept. 30, 2012		Sept. 30, 2011		Change	Sept. 30, 2012		Sept. 30, 2011		Change

Natuzzi Italia	29.5	30.3%	34.2	34.3%	-13.7%	67,203	16.6%	85,274	19.3%	-21.2%

Other brands (*)	68.0	69.7%	65.5	65.7%	3.8%	337,114	83.4%	357,269	80.7%	-5.6%

Total	97.5	100.0%	99.7	100.0%	-2.2%	404,317	100.0%	442,543	100.0%	-8.6%

(*) Italsofa, Natuzzi Editions/Leather Editions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the first nine months of 2012 & 2011 on the basis of Italian GAAP
(expressed in millions Euro except per-share data)

	Nine months ended on		Change	Percentage of Sales
	Sept. 30, 2012	Sept. 30, 2011%		Sept. 30, 2012	Sept. 30, 2011

Upholstery net sales	298.9	310.7	-3.8%	87.3%	87.1%
Other sales	43.4	46.1	-5.7%	12.7%	12.9%
Total Net Sales	342.3	356.8	-4.1%	100.0%	100.0%

Consumption (*)	(150.8)	(157.0)	-4.0%	-44.0%	-44.0%
Labor	(55.1)	(59.1)	-6.8%	-16.1%	-16.6%
Industrial Costs	(21.5)	(23.5)	-8.4%	-6.3%	-6.6%
of which: Depreciation, Amortization	(7.0)	(7.5)	-6.1%	-2.1%	-2.1%
Cost of Sales	(227.3)	(239.6)	-5.1%	-66.4%	-67.2%

Industrial Margin	115.0	117.2	-1.9%	33.6%	32.8%

Selling Expenses	(53.9)	(55.7)	-3.1%	-15.8%	-15.6%
Transportation	(34.0)	(33.6)	1.3%	-9.9%	-9.4%
Commissions	(7.5)	(6.3)	19.1%	-2.2%	-1.8%
Advertising	(12.4)	(15.8)	-21.4%	-3.6%	-4.4%

Other Selling and G&A	(71.4)	(78.6)	-9.2%	-20.8%	-22.0%
of which: Depreciation, Amortization	(5.9)	(7.5)	-20.9%	-1.7%	-2.1%

EBITDA	2.6	(2.1)		0.8%	-0.6%

EBIT	(10.3)	(17.0)		-3.0%	-4.8%

Interest Income/(Costs), Net	(0.1)	(0.2)
Foreign Exchange, Net	(1.3)	(1.2)
Other Income/(Cost), Net	0.0	16.7

Earning before Income Taxes	(11.7)	(1.8)		-3.4%	-0.5%

Current taxes	(2.2)	(0.9)		-0.7%	-0.3%

Net result	(13.9)	(2.7)		-4.1%	-0.8%

Minority interest	(0.1)	(0.9)

Net Group Result	(14.0)	(3.6)		-4.1%	-1.0%

Net Group Result per Share	(0.26)	(0.07)

Key Figures in U.S. dollars	Nine months ended on		Change	Percentage of Sales
(millions, except per share data)	Sept. 30, 2012	Sept. 30, 2011%		Sept. 30, 2012	Sept. 30, 2011

Total Net Sales	438.9	457.4	-4.1%	100.0%	100.0%
Industrial Margin	147.4	150.2	-1.9%	33.6%	32.8%
EBIT	(13.2)	(21.8)		-3.0%	-4.8%
Net Group Result	(18.0)	(4.7)		-4.1%	-1.0%
Net Group Result per Share	(0.33)	(0.1)

Average exchange rate (U.S.$ per 1€)	1.2820

(*) Purchases plus beginning stock minus final stock and leather processing

	UPHOLSTERY NET SALES BREAKDOWN

	GEOGRAPHIC BREAKDOWN
	NET SALES (million euro)					SEATS SOLD
	Nine months ended on					Nine months ended on
	Sept. 30, 2012		Sept. 30, 2011		Change	Sept. 30, 2012		Sept. 30, 2011		Change

Americas	125.1	41.8%	105.2	33.9%	18.9%	613,762	49.8%	576,081	44.0%	6.5%
Natuzzi Italia	11.7	3.9%	12.0	3.9%	-3.3%	27,541	2.2%	35,328	2.7%	-22.0%
Other brands (*)	113.4	37.9%	93.2	30.0%	21.7%	586,221	47.6%	540,753	41.3%	8.4%

Europe (ex Italy)	105.3	35.2%	124.7	40.1%	-15.5%	386,198	31.4%	452,617	34.6%	-14.7%
Natuzzi Italia	45.6	15.2%	62.0	20.0%	-26.5%	93,515	7.6%	133,647	10.2%	-30.0%
Other brands (*)	59.7	20.0%	62.7	20.2%	-4.7%	292,683	23.8%	318,970	24.4%	-8.2%

Italy (Natuzzi)	24.3	8.1%	34.8	11.2%	-30.1%	76,462	6.2%	109,383	8.4%	-30.1%

Rest of the World	44.2	14.8%	46.0	14.8%	-3.9%	155,018	12.6%	171,534	13.1%	-9.6%
Natuzzi Italia	21.4	7.2%	25.0	8.1%	-14.4%	46,478	3.8%	59,296	4.5%	-21.6%
Other brands (*)	22.8	7.6%	21.0	6.7%	8.6%	108,540	8.8%	112,238	8.6%	-3.3%

Total	298.9	100.0%	310.7	100.0%	-3.8%	1,231,439	100.0%	1,309,614	100.0%	-6.0%

	BREAKDOWN BY BRAND
	NET SALES (million euro)					SEATS SOLD
	Nine months ended on					Nine months ended on
	Sept. 30, 2012		Sept. 30, 2011		Change	Sept. 30, 2012		Sept. 30, 2011		Change

Natuzzi	102.9	34.4%	133.8	43.1%	-23.1%	243,995	19.8%	337,653	25.8%	-27.7%

Other brands (*)	195.9	65.6%	176.9	56.9%	10.8%	987,444	80.2%	971,961	74.2%	1.6%

Total	298.9	100.0%	310.7	100.0%	-3.8%	1,231,439	100.0%	1,309,614	100.0%	-6.0%

(*) Italsofa, Natuzzi Editions / LeatherEditions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets as at September 30, 2012 and December 31, 2011 on the basis of Italian GAAP (Expressed in millions of Euro)

ASSETS	Sept. 30, 2012	31-Dec-11

Current assets:
Cash and cash equivalents	80.9	94.0
Marketable debt securities	0.0	0.0
Trade receivables, net	93.4	92.9
Other receivables	54.0	44.9
Inventories	85.3	93.5
Unrealized foreign exchange gains	0.0	0.1
Prepaid expenses and accrued income	3.3	2.6
Deferred income taxes	0.6	0.4

Total current assets	317.5	328.4

Non current assets:
Net property, plant and equipment	163.9	175.8
Other assets	6.3	6.8

Total non current assets	170.2	182.6

TOTAL ASSETS	487.7	511.0

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	29.1	24.2
Current portion of long-term debt	3.8	3.7
Accounts payable-trade	49.6	63.6
Accounts payable-other	24.6	21.4
Unrealized foreign exchange losses	0.4	0.6
Income taxes	1.4	1.3
Salaries, wages and related liabilities	10.5	8.0

Total current liabilities	119.4	122.8

Long-term liabilities:
Employees' leaving entitlement	26.1	26.8
Long-term debt	7.9	10.8
Deferred income taxes - long term	6.7	6.9
Deferred income for capital grants	9.4	9.8
Other liabilities	21.7	20.3

Total long-term liabilities	71.8	74.6

Minority interest	2.8	3.0

Shareholders' equity:
Share capital	54.9	54.9
Reserves	12.0	42.8
Additional paid-in capital	9.3	8.3
Retained earnings	217.5	204.6

Total shareholders' equity	293.7	310.6

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	487.7	511.0

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows	Nine months ended on
(Expressed in million of euro)	Sept. 30, 2012	Sept. 30, 2011
Cash flows from operating activities:
Net earnings (loss)	(14.0)	(3.6)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	13.0	15.0
Employees' leaving entitlement	-	4.0
Deferred income taxes	0.2	(0.6)
Minority interest	0.1	0.9
(Gain) loss on disposal of assets	0.6	(24.6)
Unrealized foreign exchange losses and gains	(0.3)	(0.6)
Impairment of long lived assets	-	-
Deferred income for capital grants	(0.4)	(0.4)
Non monetary operating costs	13.2	(6.3)

Change in assets and liabilities:
Receivables, net	(0.5)	7.4
Inventories	8.2	(2.8)
Prepaid expenses and accrued income	(0.7)	(0.9)
Other assets	(5.3)	(4.6)
Accounts payable	(16.8)	(1.0)
Income taxes	(0.3)	(1.8)
Salaries, wages and related liabilities	2.5	0.2
Other liabilities	(0.3)	(4.0)

Net working capital	(13.2)	(7.5)

Net cash provided by operating activities	(14.0)	(17.4)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(2.7)	(14.7)
Disposals	1.6	0.1
Proceeds from sales	-	45.0
Purchase of business, net of cash acquired	(0.2)	-

Net cash used in investing activities	(1.3)	30.4

Cash flows from financing activities:
Long-term debt:
Proceeds	-	1.0
Repayments	(2.8)	(1.0)
Short-term borrowings	4.9	24.4
Capital injection	-	-
Dividends paid to minority interests	-	-

Net cash used in financing activities	2.1	24.4

Effect of translation adjustments on cash	0.1	0.1

Increase (decrease) in cash and cash equivalents	(13.1)	37.5

Cash and cash equivalents, beginning of the year	94.0	61.1

Cash and cash equivalents, end of the period	80.9	98.6

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo, (+39) 080 8820.812
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office); (+39) 080 8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	November 16, 2012	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi